American Casino & Entertainment Properties LLC
ACEP Finance Corp.

January 20, 2010

Via Facsimile and EDGAR

J. Nolan McWilliams,
Division of Corporation Finance,
United States Securities and Exchange Commission,
Washington, D.C. 20549-3628.

Re:                               American Casino & Entertainment Properties LLC
ACEP Finance Corp.
Registration Statement on Form S-4 (File No. 333-162228)

Dear Mr. McWilliams:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), American Casino & Entertainment Properties LLC (“ACEP”) and ACEP Finance Corp. (together with ACEP, the “Issuers”) and their guarantor co-registrants (collectively, the “Company”) hereby respectfully requests acceleration of effectiveness of the above-captioned registration statement on Form S-4 (File no. 333-162228) (the “Registration Statement”), to Friday, January 22, 2010, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Since the Registration Statement is an exchange offer in reliance on the staff’s position in the line of no-action letters beginning with Exxon Capital Holdings Corporation (avail. April 13, 1988), there are no underwriters in connection with the registration, and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Neal McKnight of Sullivan & Cromwell LLP at (212) 558-3316 or me at (702) 380-7632 with any questions you may have.  In addition, please notify Mr. McKnight when this request for acceleration has been granted.

Very truly yours,

/s/ Phyllis Gilland
Phyllis Gilland
General Counsel

cc:	Neal McKnight
(Sullivan & Cromwell LLP)